                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Harvard Industries, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    000417434
                                 (CUSIP Number)

                               Mr. William Austin
                                  212-446-1930
                      ING Baring (U.S.) Capital Corporation
                               667 Madison Avenue
                            New York, New York 10021
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Walter W. Driver, Jr.
                                 King & Spalding
                           191 Peachtree Street, N.E.
                             Atlanta, Georgia 30303

                                    May 1997
                          (Date of Event Which Requires
                            Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /



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Check the following box if a fee is being paid with the Statement. / X / (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)


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CUSIP NO. 000417434

1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

             ING Baring (U.S.) Capital Corporation

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /   /
                                                        (b)  / X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

             WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

   NUMBER OF           7.   SOLE VOTING POWER                   349,400
    SHARES
  BENEFICIALLY         8.   SHARED VOTING POWER                   -0-
  OWNED BY
    EACH               9.   SOLE DISPOSITIVE POWER              349,400
   REPORTING
    PERSON
     WITH              10.  SHARED DISPOSITIVE POWER              -0-


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
             349,400

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                         /  /


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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.97%

14. TYPE OF REPORTING PERSON*

             CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





























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                                 AMENDMENT NO. 1
                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a) and (c). Holder executed dispositions of 153,600 shares of the Issuer's Common Stock in the open market in May 1997 which such dispositions, in the aggregate, exceeded one percent of the Issuer's Common Stock and thus is deemed material for purposes of Rule 13d-2. The number of the Issuer's shares of Common Stock and the dates disposed was as follows:

               Disposition Date                     Number of Shares
               ----------------                     ----------------

               5/13/97                               26,000
               5/15/97                               26,000
               5/16/97                               25,000
               5/19/97                                2,500
               5/20/97                               11,100
               5/21/97                               18,500
               5/22/97                               20,500
               5/23/97                               18,000
               5/27/97                                6,000
                                                   --------
                                                    153,600

          As of the date on which this statement is executed, Holder beneficially owns 349,400 shares of Common Stock of the Issuer, constituting 4.97% of the Issuer's issued and outstanding shares of Common Stock, based upon an aggregate of 7,026,587 shares of Common Stock of the Issuer issued and outstanding as reported on Form 10Q/A for the period ended March 31, 1997.

          (e) Holder ceased to be a reporting person based upon the number of Issuer's shares outstanding as reported on the Issuer's Form 10-Q/A for the quarterly period ended March 31, 1997.



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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 1997

                                           ING Baring (U.S.) Capital Corporation


                                           By:    /s/ William A. Austin
                                                --------------------------
                                           Name:    William A. Austin
                                           Title:   General Counsel
















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